Exhibit 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Authorized and Outstanding Share Capital

The following is a summary of material terms and provisions of the Common Shares and other outstanding securities issued by VIQ Solutions Inc. (the “Company”) as well as certain provisions of our articles of association, as amended (the “Articles”), and by-laws (“By-Laws”) of the Company.

The Company’s authorized share capital consists of an unlimited number of Company’s common shares (“Common Shares”), all without nominal or par value. At December 31, 2021, there were 29,881,717 Common Shares and issued and outstanding. As of March 31, 2022, there were 29,881,717 Common Shares  issued and outstanding.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event a dissolution of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.